Mail Stop 0407
      							April 8, 2005

Via U.S. Mail and Fax (781) 904-5605
Ms. Karen Walker
Vice President and Chief Financial Officer
Boston Communications Group, Inc.
55 Middlesex Turnpike
Bedford, MA  01730

	RE:	Boston Communications Group, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 16, 2005
		File No. 0-28432

Dear Ms. Walker:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

		Gross Margin, page 20

1. Revise to delete your discussion of gross margin since the amount is exclusive of depreciation and amortization. Otherwise, revise to comply with SAB Topic 11:B by allocating depreciation and amortization to your gross margins.

		Critical Accounting Policies and Estimates, page 24

2. We note your statement that the timing of certain expenses, such as commissions and bonuses, is based on revenue recognition. Tell us your accounting policy regarding measurement and recognition of revenue-based cost accruals.

Consolidated Statements of Income, page 37

3. We note on pages 22 and 43-44 that depreciation and
amortization
expense include amounts related to your Bedford, Massachusetts facility and amortization of intangible assets and software
development costs for internal use.   Please revise your footnote
in
the consolidated statements of income to separately disclose the amount of depreciation excluded from cost of revenues.

2. Summary of Significant Accounting Policies

	Cash, Cash Equivalents and Short-Term Investments, page 41

4. We note that you classify your short-term investments as current assets and that you have significant purchase and sale activity of these short-term investments. We also note that you view your portfolio as available for use in your current operations. Tell us why you believe your investments should be classified as available-for-sale rather than trading.

Impairment of Long-Lived Assets, page 43

5. Tell us more about your impairment assessment as of December
31,
2004. Tell us if you considered potential customer loss as an event or circumstance that required you to test long-lived assets for recoverability. Tell us how you considered the loss of revenues from
Verizon and Cingular in your estimates of future cash flows. Refer to paragraphs 8 and 16-21 of SFAS 144.




	Goodwill and Other Intangibles, page 44

6. We note that you determined the annual impairment test of goodwill utilizing the enterprise-wide approach based on the aggregate market value of your common stock. Tell us the stock price used and how it was determined. Considering the range of your stock price in 2004, tell us how you determined the stock price was the best evidence of your fair value. Refer to paragraph 23 of SFAS 142. Additionally, tell us how you considered the impact of the migration of Verizon and
Cingular`s subscribers away from your platform in your selection of the appropriate fair value measurement or methodology.

8. Commitments and Contingencies

      Indemnifications, page 55

7. We note your statement that you believe your "internal development processes and other policies and practices limit (your) exposure related to the indemnification provisions" of your customer agreements. Please reconcile this assertion with your statement that the $250 million sought by Freedom Wireless would exceed your ability to pay.


11. Segment Reporting and Discontinued Operations, page 56

8. We note that historically your reportable segments under SFAS
131
consisted of Billing and Transaction Processing Services, Roaming Services and Prepaid Systems. Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units and tell us what those reporting units are. Additionally:

* Please identify the reporting unit(s) to which you assigned goodwill. Refer to paragraphs 19 and 34 of SFAS 142.
* Further, tell us the operating segments that you aggregate into your reportable segments.

Your response should address your historical accounting treatment and prospective accounting treatment.

9. Please provide the disclosures required in paragraph 37 of SFAS
131.




*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 824-5332 or Kyle Moffatt, Accountant Branch Chief, at (202) 942-
1829
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



??

??

??

??

Ms. Karen Walker
Boston Communications Group Inc.
April 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE